April 11, 2006




BY EDGAR

Ms. Sheila Stout
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

                             HENDERSON GLOBAL FUNDS
                    INVESTMENT COMPANY ACT FILE NO. 811-10399

Dear Ms. Stout:

         This letter responds to the comments you gave to us via telephone on March 16, 2006 regarding the Form N-CSR filed on behalf of the Henderson Global Funds (the "Funds"). For convenience, the comments are repeated below, with the Funds' responses immediately following.

1.       COMMENT: Revise the "Portfolio of Investments" to define the term
         "SDR."

         RESPONSE: The section will be revised in the next report to shareholders to define the term as "Swedish Depository Receipts."

2. COMMENT: In the "Portfolio of Investments," explain why the Repurchase Agreements appear to be collateralized by less than their full amount.

         RESPONSE: The Repurchase Agreements are fully collateralized. The European Focus Fund's Repurchase Agreement of $13,669,000 is collateralized by $10,625,000 par US Treasury Bonds, 7.25%, due 8/15/22. The value of the collateral on July 31, 2005 was $13,943,093. The International Opportunities Fund's Repurchase Agreement of $8,147,000 is collateralized by $6,410,000 par US Treasury Bonds, 7.50%, due 11/15/16. The value of the collateral on July 31, 2005 was $8,316,975. The International Opportunities Fund's Repurchase Agreement of $14,068,000 is collateralized by $11,065,000 par US Treasury Bonds, 7.50%, due 11/15/16. The value of the collateral on July 31, 2005 was $14,356,838.

3. COMMENT: Revise the "Financial Highlights" to make clear whether the "Total return" and "Ratios to average net assets" columns are annualized or non-annualized.

         RESPONSE: The section will be revised in the next report to shareholders to move footnotes (c) and (d) from the column header to the rows in the body of the section.

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Ms. Sheila Stout
April 11, 2006
Page 2


4. COMMENT: In the "Notes to Financial Statements," explain why the Adviser believes it is reasonable to recover expenses reimbursed to the Funds for a period of greater than three years.

         RESPONSE: The Adviser does not believe three years is a definitive limit for expense recovery. It is referenced only as an example in the AICPA Audit and Accounting Guide for Investment Companies. However, the Adviser recently terminated its ability to recover expenses from European Focus Fund, International Opportunities Fund and Global Technology Fund and shortened to three years the period during which it could recover expenses previously reimbursed to the other Funds.

5. COMMENT: Revise the "Notes to Financial Statements" to explain what the actual total expense limitation is for the Funds including 12b-1 fees.

         RESPONSE: The section will be revised in the next report to shareholders to include the total expense limit for the Funds taking into consideration any 12b-1 fees.

6. COMMENT: Revise the "Notes to Financial Statements" to state that the expense limitation agreements are contractual and not voluntary.

         RESPONSE: The section will be revised accordingly in the next report to shareholders.

7. COMMENT: In the "Financial Highlights," explain why "Net investment income (loss)" was calculated using shares outstanding per footnote (e) for the Income Advantage Fund for the period ended 7/31/2004 but was calculated using average shares outstanding for the Funds for all other periods.

         RESPONSE: The section will be revised in the next report to shareholders to reflect per share data calculated using average shares outstanding during all periods for all Funds. For the period ended 7/31/2004 the amounts for the Income Advantage Fund will be restated as follow:

                                                         NET REALIZED AND
                            NET INVESTMENT INCOME       UNREALIZED GAIN ON
                                  PER SHARE                 INVESTMENTS
        Class A                      $.54                      $.73
        Class B                      $.47                      $.73
        Class C                      $.46                      $.75


                                    * * * * *

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Ms. Sheila Stout
April 11, 2006
Page 3


         We acknowledge the following: (1) that the Funds are responsible for the adequacy and accuracy of the disclosure in their filings; (2) SEC staff comments or changes to disclosure in response to SEC staff comments does not foreclose the SEC from taking any action with respect to the filing; and (3) the Funds may not assert SEC staff's review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

         We believe that this information responds to all of your comments. If you should require additional information, please call me at 312/915-9144.



                                                         Very truly yours,

                                                         /s/ Chris Yarbrough

                                                         Secretary